CLEARY GOTTLIEB STEEN & HAMILTON LLP

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FRANKFURT
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ROME
MILAN
HONG KONG
BEIJING



07026496

August 30, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

SUPPL

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Sachet, Crédit Agricole S.A.

DW 9/17

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JULY 31, 2006

1. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

1.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

A. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due 5 January 2009, dated July 3, 2007.

B. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due 6 January 2009, dated July 4, 2007.

C. Final Terms relating to the issuance of JPY 10,000,000,000 Fixed Rate Notes due July 2037, dated July 3, 2007.

D. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due January 2009, dated July 12, 2007.

E. Final Terms relating to the issuance of CHR 150,000,000 Floating Rate Notes due July 2010, dated July 24, 2007.

F. Final Terms relating to the issuance of EUR 1,000,000,000 Fixed Rate Notes due July 2022, dated July 24, 2007.

G. Final Terms relating to the issuance of USD 200,000,000 Floating Rate Notes due July 2009, dated July 25, 2007.

H. Final Terms relating to the issuance of CHF 200,000,000 3.375 per cent. Notes due August 2013, dated July 31, 2007.

2. OTHER PUBLIC DISCLOSURE

2.1 Press releases through July 31, 2007.

Exhibit 1.1A

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due July 3, 2007

July 3, 2007

Please see attached.

Final Terms dated 3 July 2007



Crédit Agricole S.A.
acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 192
TRANCHE NO: 1

Issuer of EUR 300,000,000 Floating Rate Notes due 5 January 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Banc of America Securities Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement dated 19 June 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	192
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount::	

	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.029 per cent of the Aggregate Nominal Amount
6	Specified Denomination:	EUR 50,000
7	(i) Issue Date:	5 July 2007
	(ii) Interest Commencement Date:	5 July 2007
8	Maturity Date:	Interest Payment Date falling in or nearest to 5 January 2009
9	Interest Basis:	3 Month EURIBOR (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest will be paid quarterly in arrear. 5 January, 5 April, 5 July and 5 October in each year, commencing from and including 5 October 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention

(iv) Business Centre(s):	London and TARGET
(v) Manner in which the Rate(s) of Interest are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii) Screen Rate Determination:	Applicable
(Condition 5(b)(iii)(B))	
– Relevant Time:	11.00 a.m. (Brussels time)
– Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
– Primary Source for Floating Rate:	Reuters EURIBOR01
– Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
– Relevant Financial Centre:	Euro-zone
– Benchmark:	EURIBOR
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	Three (3) months
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	Not Applicable
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate	Not Applicable

	Notes, if different from those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions)	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a

		Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Banc of America Securities Limited
35	Total commission and concession:	Not Applicable

36 Additional selling restrictions: **Singapore:**

No document in relation to the Notes has been, or will be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Final Terms and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore ("SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer



Duly represented by: OMAR ISMAEL AGUIRRE

Omar Ismael Aguirre
General Manager

PART B – Other Information

1. **RISK FACTORS** Not Applicable

2. **LISTING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 5 July 2007
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3. **RATINGS**

Ratings:	Not Applicable

4. **NOTIFICATION** Not Applicable

5. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

   Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 300,087,000
(iii) Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7. **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank or Clearstream Banking as

Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

ISIN Code:	XS0308206142
Common Code:	030820614
WKN:	A0NYX8
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 1.1B

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due 6 January 2009

July 4, 2007

Please see attached.

Final Terms dated 4 July 2007



Crédit Agricole S.A.

acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 193
TRANCHE NO: 1

Issuer of EUR 300,000,000 Floating Rate Notes due 6 January 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Banc of America Securities Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement dated 19 June 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London branch
2	(i) Series Number:	193
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount::	

	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.029 per cent of the Aggregate Nominal Amount
6	Specified Denomination:	EUR 50,000
7	(i) Issue Date:	6 July 2007
	(ii) Interest Commencement Date:	6 July 2007
8	Maturity Date:	Interest Payment Date falling in or nearest to 6 January 2009
9	Interest Basis:	3 Month EURIBOR (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest will be paid quarterly in arrear 6 January, 6 April, 6 July and 6 October in each year, commencing from and including 6 October 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention

(iv) Business Centre(s):	London and TARGET
(v) Manner in which the Rate(s) of Interest are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii) Screen Rate Determination:	Applicable
(Condition 5(b)(iii)(B))	
– Relevant Time:	11.00 a.m. (Brussels time)
– Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
– Primary Source for Floating Rate:	Reuters EURIBOR01
– Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
– Relevant Financial Centre:	Euro-zone
– Benchmark:	EURIBOR
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	Three (3) months
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	Not Applicable
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate	Not Applicable

	Notes, if different from those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a

		Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Banc of America Securities Limited
35	Total commission and concession:	Not Applicable

36 Additional selling restrictions: **Singapore:**

No document in relation to the Notes has been, or will be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Final Terms and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore ("SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: OMAR ISMAEL AGUIRRE



Omar Ismael Aguirre
General Manager

PART B – Other Information

1.	**RISK FACTORS**	Not Applicable
2.	**LISTING**	
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 6 July 2007
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
3.	**RATINGS**	
	Ratings:	Not Applicable
4.	**NOTIFICATION**	Not Applicable

5. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 300,087,000
(iii) Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7. **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited

with Euroclear Bank or Clearstream Banking as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

ISIN Code:	XS0308201853
Common Code:	030820185
WKN:	A0NYX7
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 1.1C

Final Terms relating to the issuance of JPY 10,000,000,000 Fixed Rate Notes due July 2037

July 3, 2007

Please see attached.

Final Terms dated 3 July 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 194
Tranche No: 1
JPY 10,000,000,000 Fixed Rate Notes due July 2037
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained at the offices of the Luxembourg Stock Exchange.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2			
	(i)	Series Number:	194
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 10,000,000,000
	(ii)	Tranche:	JPY 10,000,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		

	(i) Specified Denomination(s):	JPY 500,000,000
	(ii) Calculation Amount:	JPY 500,000,000
7		
	(i) Issue Date:	6 July 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	6 July 2037
9	Interest Basis:	2.88 per cent. Fixed Rate
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Issuer Call (further particulars specified below)
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.88 per cent. per annum payable semi-annually in arrear
	(ii) Specified Interest Payment Date(s):	6 July and 6 January in each year, adjusted in accordance with the Modified Following Business Day Convention for which the Business Days are Tokyo, London, New York and TARGET
	(iii) Fixed Coupon Amount:	JPY 7,200,000 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer**	Applicable

	(Call Option)	
	(i) Optional Redemption Date(s):	The Issuer has the option to redeem the Note in whole but not in part on 6 July 2017, subject to adjustment in accordance with the Modified Following Business Day Convention for which the Business Days are Tokyo, London, New York and TARGET
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	JPY 500,000,000 per Note of JPY 500,000,000 Specified Denomination
	(iii) If redeemable in part:	Not Applicable
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
	(iv) Description of any other Issuer's option:	Not Applicable
	(v) Issuer's Notice period:	30 Tokyo, London, New York and TARGET Business Days
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	JPY 500,000,000 per Note of JPY 500,000,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Tokyo, London, New York and TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates	No

on which such Talons mature):

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.



Signed on behalf of the Issuer

Duly represented by:Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 6 July 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 8,700

3 Ratings

The Notes to be issued have been rated:

Standard& Poor's: AA-

Moody's: Aa1

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	JPY 10,000,000,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Yield

Indication of yield:	2.685%

8 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0307459908
Common Code:	030745990
Cusip Number:	225313 A*6
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant	Not Applicable

identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 1.1D

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due July 2010

June 12, 2007

Please see attached.



CREDIT AGRICOLE S.A.

acting through its London branch

Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 195
TRANCHE NO: 1
Issue of EUR300,000,000 Floating Rate Notes due January 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus is available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	195
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR300,000,000
	(ii) Tranche:	EUR300,000,000
5	Issue Price:	100.0294 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR50,000
7	(i) Issue Date:	16 July 2007
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to January 2009
9	Interest Basis:	3 month EURIBOR flat (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.

	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest will be paid quarterly in arrear. 16 January, 16 April, 16 July and 16 October in each year, commencing from and including 16 October 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below.
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
	Relevant Time:	11.00 a.m. (Brussels time)
	Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	Primary Source for Floating Rate:	Reuters Page EURIBOR01

		Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		Relevant Financial Centre:	Euro-zone
		Benchmark:	EURIBOR
		Representative Amount:	Not Applicable
		Effective Date:	Not Applicable
		Specified Duration:	Three (3) month
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR50,000 per Note of EUR50,000 Specified Denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on	As set out in the Conditions

	event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
34		If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
35		Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	Applicable
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	Not Applicable
4	**NOTIFICATION**	Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR300,088,200
(iii) Estimated total expenses:	Not Applicable

7 **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank or Clearstream Banking as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0309765922

Common Code:	030976592
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1E

Final Terms relating to the issuance of CHR 150,000,000 Floating Rate Notes due July 2010

July 24, 2007

Please see attached.

Final Terms dated 24 July 2007



Crédit Agricole S.A.
acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 196
Tranches No: 1 and 2
CHF150,000,000 Floating Rate Notes due July 2010 (the "Notes") comprising CHF 100,000,000 Floating Rate Notes due July 2010 as Tranche 1 (the "Tranche 1 Notes") and CHF 50,000,000 Floating Rate Notes due July 2010 as Tranche 2 (the "Tranche 2 Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

UBS INVESTMENT BANK

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to this Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London branch
2	(i)	Series Number:	196
	(ii)	Tranche Numbers:	1 and 2
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 150,000,000
	(ii)	Tranche 1:	CHF 100,000,000

	(iii)	Tranche 2:	CHF 50,000,000 The Tranche 2 Notes will be consolidated and form a single series and be interchangeable for trading purposes with the Tranche 1 Notes as from the Tranche 2 Issue Date
5	Issue Price:		
	(i)	Tranche 1:	100.07 per cent. of the Tranche 1 Aggregate Nominal Amount
	(ii)	Tranche 2:	100.07 per cent. of the Tranche 2 Aggregate Nominal Amount plus an amount corresponding to one day's accrued interest on such Notes from, and including, the Interest Commencement Date to, but excluding, the Tranche 2 Issue Date
6	Specified Denominations:		
	(i)	Specified Denomination(s):	CHF 5,000 and multiples thereof
	(ii)	Calculation Amount:	CHF 5,000
7	(i)	Issue Date:	
		(a) Tranche 1:	26 July 2007
		(b) Tranche 2:	27 July 2007
	(ii)	Interest Commencement Date:	Tranche 1 Issue Date
8	Maturity Date:		26 July 2010, subject to adjustment in accordance with Business Day Convention in item 16(iii) below
9	Interest Basis:		Floating Rate
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Decision of the Board of Directors of the Issuer dated 15 May 2007 and *décision d'émission* dated 24 July 2007
14	Method of distribution:		Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable

(i)	Interest Period(s):	As defined in the Conditions
(ii)	Specified Interest Payment Dates:	Interest will be paid quarterly in arrear on 26 October, 26 January, 26 April and 26 July in each year commencing on 26 October 2007, each subject to adjustment in accordance with Business Day Convention in item 16(iii) below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s):	Zurich
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	UBS AG
(vii)	Screen Rate Determination:	
(Condition 5(b)(iii)(B))		
–	Relevant Time:	11.00 am London time
–	Interest Determination Date:	Two Business Days in London for CHF prior to the first day in each Interest Accrual Period
–	Primary Source for Floating Rate	Reuters Screen LIBOR 2 Page
–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
–	Relevant Financial Centre:	London
–	Benchmark:	The London inter-bank offered rate (LIBOR) for deposits in CHF
–	Representative Amount:	Not Applicable
–	Effective Date:	Not Applicable
–	Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	None
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360 (adjusted)
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding	Not Applicable

	provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	CFH 5,000 per Note of CHF 5,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	CFH 5,000 per Note of CHF 5,000 Specified Denomination
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes
	General Provisions Applicable to the Notes	
24	Form of Notes:	**Bearer Notes**:
	New Global Note:	No
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Zurich
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable.

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(b) applies and the Notes are issued (or deemed issued) outside France
32	Other final terms:	**Conditions 1 and 2 of the Terms and Conditions of the Notes in the Base Prospectus shall (for the purpose of these Notes only) be amended and supplemented as follows:** "The Notes shall be represented upon issue by a permanent Global Note (substantially in the form annexed to the side-letter agency agreement dated 24 July 2007 to the Amended and Restated Agency Agreement dated 4 June 2007). The permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland ("**SIS**", which expression shall include any other clearing institution recognised by the SWX Swiss Exchange) until final redemption or the exchange thereof for Definitive Bearer Notes in accordance with the terms of such permanent Global Note. Each Noteholder (determined on the basis of statements of account provided by SIS) shall be the beneficial owner of an interest in the permanent Global Note to the extent of his claims against the Issuer. Noteholders do not have the right to request the printing and delivery of Definitive Bearer Notes. If (i) the Swiss Paying Agent (as defined below) deems the printing of Definitive Bearer Notes to be necessary or useful or (ii) under

Swiss or any other applicable laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Bearer Notes or (iii) as otherwise provided in the permanent Global Note, the Issuer shall provide, at its own cost and expense, for the printing and delivery of definitive Definitive Bearer Notes in the denominations of CHF 5,000 and multiples thereof each with Coupons attached. In such case, the Notes and Coupons will be printed in accordance with the rules and regulations of the SWX Swiss Exchange."

Condition 7 shall be supplemented and amended by the following:

"Payments will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments.

The receipt by the Swiss Paying Agent of the due and punctual payment of funds in Swiss Francs (CHF) in Zurich, in the manner provided by the Conditions and these Final Terms shall release the Issuer from its obligations under the Notes and Coupons for the payment of interest and principal due on the relevant Interest Payment Date and on the Maturity Date to the extent of such payment.

Payment of principal and/or interest under the Notes shall be made, in freely disposable Swiss Francs, upon presentation of the relevant Note (in the case of principal) and Coupon (in the case of interest) only at the specified offices of the Swiss Paying Agent in Switzerland, without collection costs in Switzerland and without any restrictions and whatever the circumstances may be, irrespective of nationality, domicile or residence of the Noteholders or Couponholders and without requiring any certification, affidavit or the fulfillment of any other formality.

So long as the Notes are listed on the SWX Swiss Exchange, the Issuer will maintain a Paying Agent for the Notes having a specified

office in Switzerland and all references in the Conditions to the Paying Agents shall, where applicable, for the purposes of the Notes only, be construed as references to the Swiss Paying Agent and will at no time include a Paying Agent having a specified office outside Switzerland, unless permitted by applicable law."

Condition 14 shall be supplemented by the following:

"So long as the Notes are listed on the SWX Swiss Exchange and the rules of that exchange so require, all notices regarding the Notes and the Coupons shall be given by publication (i) on the internet website of the SWX Swiss Exchange (www.swx.com) or (ii) otherwise in accordance with the regulations of the SWX Swiss Exchange. Any notices so given will be deemed to have been validly given on the date of such publication or if published more than once, on the first date of such publication."

Distribution

33	(i)	If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii)	Date of Subscription Agreement (if any):	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	UBS AG, acting through its business group UBS Investment Bank
34	If non-syndicated, name and address of Dealer:		UBS AG, acting through its business group UBS Investment Bank, Bahnhofstrasse 45, 8098 Zurich.
35	Total commission and concession:		
	(i)	Tranche 1:	0.10 per cent. of the Tranche 1 Aggregate Nominal Amount.
	(ii)	Tranche 2:	0.07 per cent. of the Tranche 2 Aggregate Nominal Amount.
36	Additional selling restrictions:		Not applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue

of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Listing and Admission to Trading

(i) Listing:	Main Segment of the SWX Swiss Exchange
(ii) Admission to trading:	Application has been made for the Notes to be provisionally admitted to trading on Main Segment of the SWX Swiss Exchange with effect from 20 July 2007.

2 Ratings

Not Applicable

3 Interests of Natural and Legal Persons Involved in the Offer

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Reasons for the Offer

Reasons for the offer	To satisfy the general funding requirements of the Issuer.

5 Historic Interest Rates

Details of historic LIBOR rates can be obtained from Reuters.

6 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility	No
ISIN Code:	CH00322649690
Common Code:	030887425 which will apply to the Tranche 1 Notes and the Tranche 2 Notes as from their respective Issue Dates. Until the Issue Date for the Tranche 2 Notes, the temporary codes which will apply in respect of the Tranche 2 Notes are as follows: Temporary ISIN Code: CH0032772193 Temporary Common Code: 031325129
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	SIS Swiss Security Number: 3.226.496 which will apply to the Tranche 1 Notes and the Tranche 2 Notes as from their respective Issue Dates. Until the Issue Date for the Tranche 2 Notes, the applicable temporary Swiss Security Number applying to the

	Tranche 2 Notes is 3.277.219
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	UBS AG, Zurich For purpose of the Notes only, the Issuer has together with Citibank, N.A., London Office, CACEIS Bank Luxembourg and USB AG (the "**Swiss Paying Agent**") entered into a side-letter agreement to the Amended and Restated Agency Agreement. For the purpose of the Notes only, any reference in the Terms and Conditions of the Notes to the "Issuing Agent", the "Fiscal Agent" and the "Paying Agents" shall be deemed to be references to the Swiss Paying Agent. In relation to the Notes, the address of the Swiss Paying Agent is: UBS AG Bahnhofstrasse 45, 8098 Zurich.

Exhibit 1.1F

Final Terms relating to the issuance of EUR 1,000,000,000 Fixed Rate Notes due July 2022

July 24, 2007

Please see attached.

Final Terms dated 24 July 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 197
Tranche No: 1

EUR 1,000,000,000 Fixed Rate Notes due July 2022
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Banco Espirito Santo de Investimento, S.A.

OKO Bank plc.

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	197
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 1,000,000,000
	(ii) Tranche:	EUR 1,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 100,000
	(ii) Calculation Amount:	EUR 100,000
7	(i) Issue Date:	26 July 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	26 July 2022
9	Interest Basis:	5.052 per cent. Fixed Rate
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007 2007 and *décision d'émission* of the Issuer dated 24 July 2007.
14	Method of distribution:	Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.052 per cent. per annum payable annually in arrear
	(ii) Specified Interest Payment Date(s):	26 July in each year, adjusted in accordance with the Modified Following Business Day Convention for which the Business Days are TARGET
	(iii) Fixed Coupon Amount:	EUR 5,052 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual – (ICMA), unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	No
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes**:
	New Global Note	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	CALYON Banco Espirito Santo de Investimento, S.A. OKO Bank plc.
	(ii) Date of Subscription Agreement (if any):	24 July 2007
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Not Applicable
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 26 July 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 8,950

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 1,000,000,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Yield

Indication of yield:	5.052 per cent.

8 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0313102880
Common Code:	031310288
Cusip Number:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 1.1G

Final Terms relating to the issuance of USD 200,000,000 Floating Rate Notes due July 2009

July 25, 2007

Please see attached.

Final Terms dated 25 July 2007



Crédit Agricole S.A.

acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 198
Tranche No: 1
Issue of USD 200,000,000 Floating Rate Notes due July 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Morgan Stanley & Co International plc

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London branch
2		
	(i) Series Number:	198
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("**USD**" or "**US$**")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 200,000,000
	(ii) Tranche:	USD 200,000,000
5	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	USD 100,000
	(ii) Calculation Amount:	USD 100,000
7		
	(i) Issue Date:	27 July 2007
	(ii) Interest Commencement Date:	27 July 2007
8	Maturity Date:	27 July 2009
9	Interest Basis:	3-month USD LIBOR - 0.02 per cent. Floating Rate (further particulars specified below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French Law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest will be paid quarterly in arrear. 27 January, 27 April, 27 July, and 27 October in each year from and including 27 October 2007 and up to and including the Maturity Date, each date subject to adjustment in accordance with the Business Day Convention specified below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET, London and New York
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	
	– Relevant Time:	11:00 a.m. London time.
	– Interest Determination Date:	2 London Business Days prior to the first day in each Interest Accrual Period, where a **"London Business Day"** means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London.
	– Primary Source for Floating Rate:	USD-LIBOR-BBA, Reuters Screen LIBOR01
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	London

	– Benchmark:	LIBOR
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Three (3) months
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	Minus 0.02 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360
	(xiii) Rate Multiplier:	Not Applicable
	(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked Interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable
Provisions Relating to Redemption		
20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	USD 100,000 per Note of USD 100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes
General Provisions Applicable to the Notes		
24	Form of Notes:	**Bearer Notes**:
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note

25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co International plc 25 Cabot Square London E14 4QA United Kingdom
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by:Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Not Applicable
(ii) Admission to trading:	Not Applicable
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 Ratings

Not Applicable

4 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	USD 200,000,000
(iii) Estimated total expenses:	Not Applicable

6 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0313636085
Common Code:	031363608
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 1.1H

Final Terms relating to the issuance of CHF 200,000,000 3.75 per cnet. Notes due August 2013

July 31, 2007

Please see attached.

Final Terms dated 31 July 2007



Crédit Agricole S.A.
acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 199
Tranche No: 1
CHF 200,000,000 3.375 per cent. Notes due August 2013
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

UBS INVESTMENT BANK
CREDIT SUISSE
RAIFFEISEN SWITZERLAND COOPERATIVE
ZURICH CANTONALBANK
ABN AMRO BANK N.V., AMSTERDAM, ZURICH BRANCH
DEUTSCHE BANK AG London Branch, acting through DEUTSCHE BANK AG ZURICH BRANCH
BANK SARASIN & CO. LTD

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to this Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France

1	Issuer:		Crédit Agricole S.A. acting through its London branch
2	(i)	Series Number:	199
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 200,000,000

	(ii)	Tranche:	CHF 200,000,000
5	Issue Price:		100.517 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		
	(i)	Specified Denomination(s):	CHF 5,000 and multiples thereof
	(ii)	Calculation Amount:	CHF 5,000
7	(i)	Issue Date:	2 August 2007
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		2 August 2013
9	Interest Basis:		3.375 per cent. Fixed Rate
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not applicable
12	Put/Call Options:		Not applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Decision of the Board of Directors of the Issuer dated 15 May 2007 and *décision d'emprunt* dated 31 July 2007
14	Method of distribution:		Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.375 per cent. per annum payable annually in arrear
	(ii)	Specified Interest Payment Date:	2 August in each year, not adjusted
	(iii)	Fixed Coupon Amount:	CHF 168.75 per Calculation Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360 (unadjusted)
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable

18	**Index-Linked Interest Note/other variable-linked Interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	CHF 5,000 per Calculation Amount
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	CFH 5,000 per Note of CHF 5,000 Specified Denomination
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Zurich
26	Talons for future Coupons or	Not Applicable

A07993305/0.20/07/30/2007 13/26/56

	Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(b) applies and the Notes are issued or deemed issued outside France
32	Other final terms:	**Conditions 1 and 2 of the Terms and Conditions of the Notes in the Base Prospectus shall (for the purpose of these Notes only) be amended and supplemented as follows:**

"The Notes shall be represented upon issue by a permanent Global Note (substantially in the form annexed to the side-letter agency agreement dated 31 July 2007 to the Amended and Restated Agency Agreement dated 4 June 2007)

The permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland ("**SIS**", which expression shall include any other clearing institution recognised by the SWX Swiss Exchange) until final redemption or the exchange thereof for Definitive Bearer Notes in accordance with the terms of such permanent Global Note.

Each Noteholder (determined on the basis of statements of account provided by SIS) shall be the beneficial owner of an interest in the permanent Global Note to the extent of his claims against the Issuer. Noteholders do not have the right to request the printing and delivery of Definitive Bearer Notes.

If (i) UBS AG (the "**Swiss Fiscal Agent, Calculation Agent and Issuing Agent**") deems the printing of Definitive Bearer Notes to be necessary or useful or (ii) under Swiss or any other applicable laws and

regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Bearer Notes or (iii) as otherwise provided in the permanent Global Note, the Issuer shall provide, at its own cost and expense, for the printing and delivery of definitive Definitive Bearer Notes in the denominations of CHF 5,000 and multiples thereof each with Coupons attached. In such case, the Notes and Coupons will be printed in accordance with the rules and regulations of the SWX Swiss Exchange.

Condition 7 shall be supplemented and amended by the following:

"Payments will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments.

The receipt by the Swiss Paying Agent (as defined below) of the due and punctual payment of funds in Swiss Francs (CHF) in Zurich, in the manner provided by the Conditions and these Final Terms shall release the Issuer from its obligations under the Notes and Coupons for the payment of interest and principal due on the relevant Interest Payment Date and on the Maturity Date to the extent of such payment.

Payment of principal and/or interest under the Notes shall be made, in freely disposable Swiss Francs, upon presentation of the relevant Note (in the case of principal) and Coupon (in the case of interest) only at the specified offices of the Swiss Paying Agent in Switzerland, without collection costs in Switzerland and without any restrictions and whatever the circumstances may be, irrespective of nationality, domicile or residence of the Noteholders or Couponholders and without requiring any certification, affidavit or the fulfillment of any other formality.

So long as the Notes are listed on the SWX Swiss Exchange, the Issuer will maintain a Paying Agent for the Notes having a specified office in Switzerland and all references in the Conditions to the Paying Agents shall, where applicable, for the purposes of the Notes only, be construed as references to the Swiss Paying Agent and will at no time include a Paying Agent having a specified office outside

Switzerland, unless permitted by applicable law.

Condition 14 shall be supplemented by the following:

"So long as the Notes are listed on the SWX Swiss Exchange and the rules of that exchange so require, all notices regarding the Notes and the Coupons shall be given by publication (i) on the internet website of the SWX Swiss Exchange (www.swx.com) or (ii) otherwise in accordance with the regulations of the SWX Swiss Exchange. Any notices so given will be deemed to have been validly given on the date of such publication or if published more than once, on the first date of such publication."

Distribution

33	(i)	If syndicated, names of Managers (specifying Lead Manager):	**Lead Manager:**	CHF 191,000,000
			UBS AG acting through its business group UBS Investment Bank	
			Managers:	
			Credit Suisse	CHF 2,000,000
			Raiffeisen Switzerland Cooperative	CHF 2,000,000
			Zurich Cantonalbank	CHF 2,000,000
			ABN AMRO Bank N.V., Amsterdam, Zurich Branch	CHF 1,000,000
			Deutsche Bank AG London Branch, acting through Deutsche Bank AG Zurich Branch	CHF 1,000,000
			Bank Sarasin & Co. Ltd	CHF 1,000,000
	(ii)	Date of Subscription Agreement (if any):	31 July 2007	
	(iii)	Stabilising Manager(s) (if any):	Not Applicable	
34	If non-syndicated, name of Dealer:		Not Applicable	
35	Total commission and concession:		0.75 per cent of the Aggregate Nominal Amount	
36	Additional selling restrictions:		Not Applicable	

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of

Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

A07998305/0.20/07/30/2007 13/26/56

Part B — Other Information

1 Listing and Admission to Trading

(i) Listing:	Main Segment of the SWX Swiss Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be provisionally admitted to trading on Main Segment of the SWX Swiss Stock Exchange with effect from 20 July 2007

2 Ratings

Not Applicable

3 Interests of Natural and Legal Persons Involved in the Offer

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

Reasons for the offer	See "Use of Proceeds" in Base Prospectus

5 Fixed Rate Notes only — Yield

Indication of yield:	3.2787 per cent. per annum, calculated as the yield to maturity on the Issue Date. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	CH0032264910
Common Code:	030887425
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	SIS Swiss Security Number: 3.226.491
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	UBS AG, Zurich Credit Suisse, Zurich Raiffeisen Switzerland Cooperative, St.Gallen Zurich Cantonalbank, Zurich

ABN AMRO Bank, N.V., Amsterdam, Zurich Branch, Zurich

Bank Sarasin & Co. Ltd, Zurich

(each and collectively, a **"Swiss Paying Agent"**)

For purpose of the Notes only, the Issuer has together with Citibank, N.A., London Office, CACEIS Bank Luxembourg and the Swiss Paying Agent entered into a side-letter agreement to the Amended and Restated Agency Agreement.

For the purpose of the Notes only, any reference in the Terms and Conditions of the Notes to the "Issuing Agent", the "Fiscal Agent" and the "Paying Agents" shall be deemed to be references to the Swiss Paying Agent.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Press releases issued by Crédit Agricole

Through July 31, 2007

Please see attached.

HypoVereinsbank Member of UniCredit Group

caceis INVESTOR SERVICES

Press Release

Munich/Paris, 3 July, 2007

HypoVereinsbank sells securities and custodial activities to CACEIS

CACEIS, the French securities services provider, will take over the securities and custodial services of HypoVereinsbank (HVB), effective at the end of 2007. Today, both companies signed an agreement to this effect. CACEIS and HVB have been conducting exclusive negotiations since mid-March 2007. The agreement is subject to the consent of the competent regulatory authorities.

Matthias Sohler, Management Board Member and Chief Operating Officer of HVB stated: "*In CACEIS, we have found a strong strategic partner which has excellent knowledge of the international custodial business. We can thus ensure that the quality and service provided in this important segment of securities and custodial activities continue to be maintained at a high standard. Through the sale of these activities, we are at the same time realising tangible and sustainable cost savings in the operative area and can focus more strongly on our core competencies.*"

François Marion, Chaiman of the Management Board of CACEIS: "*For CACEIS, the acquisition of HVB securities and custodial activities is part of our strategy of targeted international acquisition growth. This operation is an excellent opportunity for us, since HVB represents a solid actor in the German securities business, with a significant market share. For CACEIS it is a major step in the international expansion of our business and a first step in providing a comprehensive asset servicing in Germany. CACEIS intends to provide high quality of services to institutional clients in the German market. HVB customers will continue to receive securities services in the accustomed quality and scope. In addition, they will benefit from the size and product breadth of CACEIS.*"

CACEIS will establish its German custody business in Munich. In this regard, the French bank will take over Financial Services Markets Bank GmbH (FMSB), a HVB subsidiary which has been providing these services to HVB thus far. With effect from year-end 2007, FMSB will change its name to CACEIS Bank Deutschland GmbH. FMSB employees at both the Munich and Hamburg locations number approximately 500 and have been guaranteed their jobs until the end of 2009. Both locations will be operated by CACEIS for at least five years following conclusion of the sales negotiations.

Lehman Brothers acted as exclusive financial advisor to HVB, and Calyon and Lazard to CACEIS in the transaction.

HypoVereinsbank

HypoVereinsbank is one of the largest private banks in Germany with around 26,000 employees, 680 branch offices and over four million customers. It is a member of the UniCredit Group, which is the leading player in the economic area of Italy, Germany, Austria, and Central and Eastern Europe with over 140,000 employees, 7,000 branches and more than 28 million customers.

HypoVereinsbank consists of the following divisions: Retail, Wealth Management, Corporates & CREF, and Markets & Investment Banking. The bank places particular emphasis on knowledge of the regional markets, as well as on close and intensive customer relationships. HypoVereinsbank combines these areas of focus with the competence and service capabilities of a large, internationally active bank.

CACEIS

CACEIS is a banking group dedicated to depositary and custodial services, fund administration and corporate trust services for institutional and corporate clients. Present in six European countries (France, Luxembourg, Ireland, Belgium, Switzerland and the Netherlands) and with a total of 2,500 employees, CACEIS is one of the world's front-ranking providers of custodial services with 1,867 billion Euro in assets, and is one of the leading European fund administrators with a total of 910 billion Euro in assets under administration (figures as at April 30, 2007). CACEIS is equally owned by Crédit Agricole S.A. and Natixis.


CRÉDIT
AGRICOLE

Press release

RE-OPENING OF THE PAPAL APARTMENTS AT THE CHATEAU DE FONTAINEBLEAU

Paris, 3 July 2007 — Closed to the public for more than twenty years, the Papal Apartments at the Château de Fontainebleau, with their magnificent sixteenth and seventeenth century interiors, are to re-open shortly thanks to the exceptional patronage of Crédit Agricole. Major work has been undertaken to consolidate, renovate and improve the safety of this remarkable suite of eleven rooms, some ceremonial, others private, most of which had not been touched since 1860.

By participating in the renovation of the Papal Apartments, Crédit Agricole is delighted to enable many people from all backgrounds to discover or learn more about this universal cultural treasure, which is also classified a Unesco World Heritage site.

As part of this corporate patronage programme, which runs from 2007 to 2009, Crédit Agricole is also contributing to the extensive restoration of Napoleon III's study. The work is being carried out by fine-art craftsmen so, by financing it, Crédit Agricole is helping preserve jobs in this sector of activity. It is also providing funds for a major project to refurbish the Hunting Rooms, to be opened to the public, as well as for the forthcoming exhibition titled "Picasso at Fontainebleau". And, as it has done with other partners such as the Guimet Museum of Asian Art, Crédit Agricole is helping to create an educational centre at the chateau, in keeping with its objective of introducing young people to art and culture.

As a patron, Crédit Agricole is strongly committed to cultural heritage. Through its Crédit Agricole Pays de France foundation, it involves itself in projects to preserve and maintain the outstanding architectural, artistic and natural splendours of France's regions. In the past 30 years, it has invested 20 million euros in more than 850 projects. Crédit Agricole is not only the first private institution to have committed itself to the Château de Fontainebleau; it also partners Patrimoine Sans Frontières, a not-for-profit organisation specialised in cultural heritage conservation, and every year supports European Heritage Days.

All these activities are aimed at bringing our universal heritage to life and sharing the emotions it stirs.

The Papal Apartments will be officially opened at 11 am on Tuesday 3 July in the presence of Christine Albanel, Minister of Culture and Communication, and René Carron, Chairman of Crédit Agricole S.A.


البنك
السعودي
الفرنسي
Banque
Saudi
Fransi


SOFINCO
Pour piloter votre budget

Sofinco and the Saudi Fransi Bank announce the creation of a new subsidiary in Saudi Arabia: Sofinco Saudi Fransi

Paris, 05/07/07: Sofinco Saudi Fransi, the new subsidiary of Sofinco in Saudi Arabia, has just begun operations. With a 50% holding by Sofinco and 50% by the Saudi Fransi Bank, it specializes in the development of funding on the point of sale for the automobile and household goods markets

Sofinco Saudi Fransi distributes a full range of products: Islamic loans, Islamic leaseholds, Islamic multi-plan cards.
Sofinco's new operation in Saudi Arabia has been set up in a very favourable economic and demographic climate for the development of consumer credit.

Sofinco is one of the consumer credit subsidiaries of the Crédit Agricole group, included in the Specialized Financial Services Pole. At the end of 2006, almost 60% of outstanding debts handled by Sofinco came from its international activities. Its development policy is based on three strategic lines:
- organic growth: in 2006, outstanding debts handled by existing subsidiaries increased by almost 25% compared with 2005;
- the strengthening and development of partnerships;
- new installations following the example of the Sofinco Saudi Fransi launching.

Crédit Agricole S.A.'s Specialized Financial Services Pole (*Pôle Services Financiers Spécialisés (SFS)*) is a leader in consumer credit in Europe. It was handling 55.1 billion euros of outstanding debt on 31 March 2007.
The *SFS* Pole operates in 19 countries: Germany, Saudi Arabia, Austria, Belgium, Denmark, Spain, France, Italy, Greece, Hungary, Morocco, Norway, the Netherlands, Poland, Portugal, the Czech Republic, the United Kingdom, Sweden and Switzerland.

Calyon holds 31.1% of the Saudi Fransi Bank (BSF) and is responsible for its management. The BSF was created in 1977 by the Indosuez Bank which later became Calyon.
This universal bank has 68 subsidiaries in Arabia employing 2,000 members of staff. It controls approximately 10% of the Saudi market (deposits and credits) and ranks 6th out of all banks in that country.
The BSF made net earnings of 802 million USD in 2006 and its shareholders' equity amounted to 2.5 billion USD on 31 December 2006.

CRÉDIT AGRICOLE LUXEMBOURG
PRIVATE BANK

Luxembourg, 5 July 2007

PRESS RELEASE

Bank Sarasin Europe S.A.

becomes Crédit Agricole Luxembourg Bank

On 15 May 2007, Banque Sarasin & Cie SA (based in Basel, Switzerland) and Crédit Agricole Luxembourg signed an agreement for the latter to acquire Bank Sarasin Europe S.A, Banque Sarasin's Luxembourg subsidiary.

The deal has been approved by the regulatory authorities, and since 2 July 2007, Bank Sarasin Europe S.A. has been operating under its new name of **Crédit Agricole Luxembourg Bank.**

There are plans to merge Crédit Agricole Luxembourg Bank with Crédit Agricole Luxembourg by mid-2008. This gradual process is the best way of ensuring the continuity of commercial activity and the combination of the two entities' workforces. Customers will retain their usual contact people at the bank.

The acquisition of Bank Sarasin Europe S.A. strengthens the Crédit Agricole Group's private banking business in Europe. Crédit Agricole Luxembourg is now one of Luxembourg's top five private banks in terms of assets under management.
With its increased scale (AuM of €15bn after the merger) and its extensive expertise, Crédit Agricole Luxembourg now offers attractive products, services and development prospects to customers and employees of **Crédit Agricole Luxembourg Bank.**

CRÉDIT AGRICOLE
ASSURANCES

Press release

Appointments at Crédit Agricole Assurances

Paris, 12 July 2007 - Patrick Degiovanni and Guillaume Oreckin have been appointed deputy chief executive officers of Pacifica, Crédit Agricole Assurances' P&C insurer headed by Patrick Duplan.

As of 2 July 2007, Patrick Degiovanni took over responsibility for steering the sales and business development department, the retail and business products department and the finance department.

Patrick Degiovanni, 48, graduated as an economic statistician from ENSAE (prestigious economics and statistics school), is a qualified IAF actuary and holds a postgraduate degree in mathematics applied to the economy (Paris-Dauphine). Since 1983, Patrick Degiovanni has held various positions at GAN then Groupama, initially in the P&C actuary department, then as head of the studies and general research department and finally as head of the professionals department. In 1999, he was appointed director of technical inspection in P&C and life insurance and has been director of businesses and local authorities insurance and chairman of Groupama credit insurance and guarantees since 2001.

Guillaume Oreckin will take over his duties in September 2007. He will be responsible for the claims department, the information systems department, the processes and cross functional projects department.

Guillaume Oreckin, 42, is a graduate (1987) of the HEC business school. In 1990, he joined the Sema Group's insurance department. He left there to go to KPMG Peat Marwick in 1992 - a management consulting firm which was acquired by the CSC group in 1998 - and helped to set up the insurance division. Made partner in 1999 and then a member of CSC France's operations committee in 2006, he headed up the firm's insurance consulting business.

Assuming the duties of director of finance at Predica, Crédit Agricole Assurances' life insurer, within the finance, management control and business unit under the responsibility of Jean-Jacques Duchamp, Rolph Harff is responsible for the financial management, management control and accounting departments.

Rolph Harff, 54, is a chartered accountant and graduate of the ESC Rouen business school. He began his career in external audit and consulting, then moved into banking, before joining AGF group where he headed up Diners' Club France then AGF group's general inspection department, subsequently joining the Mondial Assistance group as vice-chairman. Between 2000 and 2005, he was Group Audit and Actuarial Affairs director at Groupama, before being appointed CEO of the business and local authorities entity. In this role, he was a member of the executive committee. Before joining Predica, he worked as a financial strategy consultant advising major insurance and banking institutions.

About Crédit Agricole Assurances

Insurance is now the second-largest business of Crédit Agricole Group, France's No. 1 bancassurer and No. 2 insurer. By pooling all the insurance-related activities into the same business segment, Crédit Agricole has enhanced its bancassurance model and helped to improve the visibility of these businesses. Set up in January 2006, Crédit Agricole Assurances encompasses life insurer Predica, P&C insurer Pacifica, international insurance, borrower and parabanking risk insurance.

Key figures (France and international, life insurance, P&C and borrower insurance (at 31 December 2006)

- €25.9 billion in premiums
- €168.5 billion in underwriting reserves
- 24.1 million policies
- €834 million in net income Group share
- 2,090 employees

CRÉDIT AGRICOLE S.A.   FÉDÉRATION NATIONALE DU CRÉDIT AGRICOLE   RÉSEAU ENTREPRENDRE

Press release

Crédit Agricole and Réseau Entreprendre step up their collaboration in supporting small businesses with the signature of a national master agreement.

Paris, 16 July 2007 — Today, Guillaume Rousseau, Deputy Chief Executive Officer in charge of developing Regional Banks at Fédération Nationale du Crédit Agricole, Bruno Carles, Head of corporate clients, local authorities and small businesses at Crédit Agricole S.A. and Patrick Dargent, Chairman of Réseau Entreprendre, signed a national agreement to be applied to each Regional Bank and regional associations of Réseau Entreprendre via specific agreements.

Fédération Nationale du Crédit Agricole (FNCA), Crédit Agricole S.A. and RESEAU ENTREPRENDRE have decided to provide a general framework for current regional collaborations and partnerships, which are already subject to partnership agreements on a local level. FNCA and Crédit Agricole S.A. will therefore become partners of Réseau Entreprendre and support some of its development actions.

The agreement involves:

- providing banking advisory services for individuals starting up or acquiring businesses, while giving them freedom to choose their financial partners;
- helping enhance the understanding of the relationship with the bank in supporting training and awareness efforts for associations;
- allocating resources to a response fund for interest free loans to associations belonging to the Réseau Entreprendre network;
- participating in research and exchanges of practices for setting up and acquiring a business.

Guillaume Rousseau and Bruno Carles "*welcome this partnership with Réseau Entreprendre, a well known organisation recognised as being of public utility. It will give Crédit Agricole, No. 1 in the small business and corporate customers market, further impetus in its strategy of expanding its activities in this target market, as already initiated with partnerships such as the France Initiative Réseau network, which brings together various organisations supporting small businesses, such as local initiative platforms (PFIL), ADIE, France Active, Envie d'Agir, Concours Talents des Boutiques de Gestion and OSEO. The aim of the partnership with Réseau Entreprendre is to cement long-term relationships with all of the supporting networks that are already partners of Crédit Agricole*".

Patrick Dargent states that "*this collaboration will enable Réseau Entreprendre to step up its efforts with the aim of offering a comprehensive range of services for those starting up or acquiring future small businesses. This assistance is made concrete by the provision of qualified assistance, validation of business plans by business managers, loans on trust and follow-up support for a period of at least two years.*
The partnership will enable Réseau Entreprendre to offer easy and extensive access for new businesses with the support of bank loans. The commitment of the Crédit Agricole Group will therefore back up the actions of the Réseau Entreprendre network's 35 member associations, facilitating their development by providing access to more projects – either start-ups or acquisitions – which should result in job creation".

About Réseau Entreprendre
Founded in 1986 by André Mulliez and family, the Réseau Entreprendre network comprises **2,700 business managers within 35 associations** throughout France. Two or three new associations are set up each year. Réseau Entreprendre's actions have resulted in the creation of 20,000 jobs since 1986.
Due to its specific attributes and unique positioning in the small business start-up sector, Réseau Entreprendre was **recognised as being of public utility in January 2003**.
Réseau Entreprendre is the **only organisation in France focusing on helping businesses that present significant potential for job creation**. As a result, a number of the companies it has supported are among the 2,000 independent SMEs recognised by the **Gazelles Programme** launched in May 2006 by the French Minister for SMEs.
Réseau Entreprendre's uniqueness lies in the four ways in which it assists SMEs: assessing and validating business start-up plans, providing interest-free loans on trust without guarantees (of €24,000 on average), help in joining local business networks and providing support for at least two years.

For more information: www.reseauentreprendre.org

CRÉDIT AGRICOLE IMMOBILIER   CRÉDIT AGRICOLE S.A.   MONNÉ-DECROIX

Press release

Crédit Agricole Immobilier buys property developer Monné-Decroix

Paris, 17 July 2007 — Crédit Agricole Immobilier, a real estate subsidiary of Crédit Agricole S.A., has acquired a majority stake in the head holding company of the Monné-Decroix group, one of France's largest residential property developers. This acquisition is in line with Crédit Agricole Immobilier's growth strategy, particularly in the property development business, in which it already operates through its subsidiary Unimo. The deal, subject to approval by the French competition authorities, will make Crédit Agricole Immobilier one of the leading property developers in France.

Bernard Michel, Chairman of Crédit Agricole Immobilier and member of Crédit Agricole SA's Executive Committee in charge of the property business, said: "we wish to expand our presence in property development, especially residential. Our expansion policy is based on opening local offices and acquiring regional property developers. The size and potential of Monné-Decroix is an excellent opportunity for Crédit Agricole. This policy will enable us to capitalise on co-operation and synergies with the retail bank that has close ties with local communities".

During 2006, Crédit Agricole Immobilier opened offices in Nantes, Marseille and Toulouse. It also acquired Toulouse-based property developer, Litho Promotion, which specialises in housing programmes in the Midi-Toulousain, Aquitaine and Pays Basque areas.

Monné-Decroix, a Toulouse-based property developer founded in 1979 by Robert Monné, specialises mainly in apartment developments in seven major cities: Toulouse, Lyon, Paris, Nantes, Bordeaux, Montpellier and Marseille. Monné-Decroix also has operations in property management, marketing and letting new developments and mortgage loan brokerage. It employs some 500 people and in 2006 generated 235 million euros in revenues and 24.5 million euros in net income.

Robert Monné expressed his satisfaction with the deal: "we are extremely pleased to be joining a powerful group like Crédit Agricole. By pooling our expertise, we will strengthen our growth strategy in the property development business and adopt a more regional focus approach".

About Crédit Agricole Immobilier

A subsidiary of Crédit Agricole S.A., Crédit Agricole Immobilier is present in all areas of the property business except for financing. Its activities encompass property development and investment, property management, investment advice, management of private and public-sector building projects, rental management, business premises and property sales. Crédit Agricole Immobilier is active in all sectors of the property market including commercial, residential, retail, hotels, industrial premises, logistics and public amenities in both France and Europe.



CRÉDIT AGRICOLE S.A.

Press release

**CREDIT AGRICOLE S.A. RESTRUCTURES
TO DRIVE THE GROUP'S GROWTH**

Paris, 18 July 2007 — At its meeting yesterday, the board of directors of Crédit Agricole S.A. reviewed the group's new organisation and management structure and, at the proposal of Georges Pauget, chief executive officer, appointed two deputy chief executive officers.

Within the last five years, Crédit Agricole S.A. group has almost tripled in size and growth will continue in the years ahead. To enhance cohesion and drive this growth, the group's organisation has been restructured as follows:

- There are now five core businesses:
  - Retail Banking in France and Group Retail Strategy
  - International Development
  - Specialised Financial Services
  - Insurance, Asset Management and Private Banking
  - Corporate and Investment Banking

  The core businesses are responsible for promoting growth in the entities reporting to them and for their strategic management.

- There are also five management support functions: Human Resources, Risk Management and Internal Control, Finance, Strategy and Industrial Development.

- The role of the management support functions is to define and apply group standards and provide value-added services to all business lines.

The following management changes will be made as a result of the new organisation structure, which becomes effective as of 1 October next:

- Jacques Lenormand, who is appointed deputy chief executive officer, will be head of Retail Banking in France and Group Retail Strategy. He will be responsible for LCL and the market divisions working for all the Regional Banks, as well as the group's marketing strategy in retail banking both in France and abroad.

- Jean-Frédéric de Leusse, head of International Development, is appointed deputy chief executive officer and will become a member of Calyon's executive committee. He will retain responsibility for developing the international retail banking business.

- Gilles de Margerie becomes head of Insurance, Asset Management and Private Banking:
  - Yves Perrier will head up the Asset Management business after Thierry Coste's retirement;
  - Jérôme Brunel becomes head of Private Banking and will remain head of Private Equity.

- The appointment of Marc Litzler as CEO of Calyon will be submitted for approval to Calyon's board of directors at its meeting of 28 August 2007. At the same meeting, Jérôme Grivet will be nominated as deputy CEO of Calyon.

- Bertrand Badré joins Crédit Agricole S.A. as chief financial officer.

- A general management committee will be set up comprising Georges Pauget and the heads of the core businesses and management support functions. The composition of the executive committee remains unchanged (see list of members attached).

Georges Pauget, CEO of Crédit Agricole S.A. commented: "This new organisation is a further step in the restructuring which first began in November 2005 and led to the announcement of our international development plan, which we have since pursued with considerable success. It also reflects the new philosophy adopted by our group, which has demonstrated its ability to adapt to new market conditions and its changing environment. This will enable us to progress successfully in a constantly evolving market".

Crédit Agricole S.A. Executive Committee at 1 October 2007

Executive Management

Georges Pauget	Chief Executive Officer

Divisional Directors

Jacques Lenormand Deputy Chief Executive Officer	French Retail Banking and Group Retail Strategy
Jean-Frédéric de Leusse Deputy Chief Executive Officer	International Development
Patrick Valroff	Specialised Financial Services
Gilles de Margerie	Insurance, Asset and Wealth Management and Private Banking
Marc Litzler	Corporate and Investment Banking

Central functions

Bertrand Badré	Finance
Marie-Christine Dumonal	Human Resources
Patrick Gallet	Industrial Development
Alain Strub	Risk Management and Permanent Controls

Company Secretary

Agnès de Clermont Tonnerre

Other members

Mohammed Agoumi	Deputy Chief Executive Officer /LCL
Jérôme Brunel	Director, Private Banking and Private Equity
Christian Duvillet	Chief Executive Officer LCL
Ariberto Fassati	Credit Agricole S.A. Group Director, Italy
Jerôme Grivet	Deputy Chief Executive Officer, Calyon
Jean-Yves Hocher	Director, Insurance & Chief Executive Officer of Predica
Bernard Michel	Director Real Estate, Purchasing and Logistics
Yves Perrier	Director, Asset Management

OLYMPIA  CAPITAL

caceis
INVESTOR SERVICES

Press release

CACEIS TO ACQUIRE OLYMPIA CAPITAL INTERNATIONAL,

AN INDEPENDENT ADMINISTRATOR OF ALTERNATIVE INVESTMENT FUNDS

Paris, France / Hamilton, Bermuda - 30 July 2007

CACEIS, a leading European institutional securities services provider, has signed an agreement with fund administrator Olympia Capital International (and its affiliates) specialising in alternative investments, under which it is to acquire Olympia Capital International.

Completion of the transaction, for which financial terms were not disclosed, is expected in the fourth quarter of 2007, and is subject to standard regulatory approvals and closing conditions.

Founded in 1990, privately held Olympia Capital International administers approximately $69 billion in assets for funds domiciled in Bermuda, the Cayman Islands, the British Virgin Islands, Ireland and the United States. Olympia Capital International is well established in the alternative investment fund industry, with a staff of 230 professionals delivering a high quality of service to its clients. As part of the transaction, CACEIS intends to retain the senior management team of Olympia, providing continuity for clients.

CACEIS is a comprehensive provider of securities services with offices throughout Europe, $1.3 trillion in assets under administration and a strong focus on alternative investment products which it services in Luxembourg and Ireland. The acquisition of Olympia Capital International will enable CACEIS to export its expertise to new geographic areas and extend its coverage to the North American time zones. It also closely follows the group's recent acquisition in Switzerland (FidFund) and announcement of an agreement to acquire the custody activities of HypoVereinsbank in Germany.

Oskar P. Lewnowski, Founder and Chairman of Olympia Capital International stated, "After a rigorous review of strategic alternatives, we have concluded that joining CACEIS is the right path for Olympia Capital International and our clients. CACEIS is strategically positioned to continue the development of the considerable human resource and technology investments required to guarantee the high level of service our clients expect. CACEIS' fund administration activities and its comprehensive custody, securities lending and foreign exchange services have substantial scale and expertise, from which our clients stand to benefit. I am convinced Olympia Capital International has a bright future as part of CACEIS."

François Marion, Chairman of CACEIS affirmed, "The acquisition of Olympia Capital International ties in neatly with CACEIS' goal of strengthening our service offering to the alternative investment funds industry and is a key part of CACEIS' wider strategy of targeted international growth. Through the acquisition of this well-respected fund administration specialist, we not only gain a large, high-calibre client base but we also inherit a significant number of quality personnel who know the needs of those clients." He added, "We are therefore delighted to welcome Olympia Capital International's experienced management team and employees to CACEIS and expect that all clients will appreciate the benefits of a more comprehensive service offering, in terms of both geographic scope and product range."

Lazard and Calyon have acted as financial advisers to CACEIS in this transaction. G.C. Andersen Partners, LLC has acted as financial adviser to Olympia Capital International.

About Olympia Capital International

Olympia Capital International is an experienced provider of administration services to the alternative investment fund industry. Since its founding in 1990, Olympia has been dedicated to providing high quality services and providing innovative product structures to clients through its respective offices in Bermuda, Dublin, Halifax, New York and Toronto. Olympia Capital has considerable expertise in administering several alternative asset categories: hedge funds, fund of funds and private equity funds and services a wide range of asset classes, from traditional equity hedge funds to more complex fixed income, multi-strategy, derivatives and commodity funds in both US and offshore structures.

www.olympiacapital.com

About CACEIS

CACEIS is a banking group dedicated to depositary and custodial services, fund administration and corporate trust services for institutional and corporate clients. Present in six European countries (France, Luxembourg, Ireland, Belgium, Switzerland and the Netherlands) and with a total of 2,500 employees, CACEIS is one of the world's front-ranking providers of custodial services with $2.6 trillion in assets, and is one of the leading European fund administrators with a total of $1.3 trillion in assets under administration (figures as at 30 April, 2007). CACEIS is equally owned by Crédit Agricole S.A. and Natixis.

www.caceis.com

Press Contacts

OLYMPIA CAPITAL

Barbara Lewnowski – United States

Tel. – 1 212 403 9526

blewnowski@olympiacapital.com

Raymond Morrison – Bermuda

Tel. – 1 441 298 5003

rmorrison@olympiacapital.com

CACEIS

Régine Besnier-Docet - France

Tel. – 33 1 57 78 07 07

regine.besnier-docet@caceis.com

CRÉDIT AGRICOLE
ASSURANCES

Press release

Appointment at Crédit Agricole Assurances

Michel Goutorbe named chairman of BES Vida and BES Seguros in Portugal

Paris, 30 July 2007 Michel Goutorbe, Deputy CEO of Predica, the life insurance company of the Crédit Agricole Group, has just joined the Group and is appointed chairman of the executive committees of Portugal-based BES Vida and BES Seguros. BES Vida is the No. 3 life insurance company in Portugal and BES Seguros has leading positions in the property & casualty bancassurance market.

Michel Goutorbe, 51, is a legal specialist, with a master's degree in private law and an advanced management diploma from the HEC business school. From 1980 to 1990, he was a legal advisor and then technical manager for products and claims at Groupama. He joined the Crédit Agricole Group in 1990 and held various positions until 1999, serving as head of insurance at the Ain Saône-et-Loire Regional Bank, head of the personal customer market at the Centre-Est Regional Bank, and business director then head of marketing at the Anjou-Maine Regional Bank.
From 2000 to 2005, he served as Deputy CEO of Pacifica, Crédit Agricole's property & casualty insurance company, then of Predica from January 2006 to July 2007.

About Crédit Agricole Assurances

Insurance is now the second largest business of Crédit Agricole Group, France's No. 1 bancassurer and No. 2 insurer. By combining its French and international insurance activities in a single business division, Crédit Agricole has enhanced its bancassurance model and helped to improve the visibility of these businesses. Crédit Agricole Assurances encompasses the life insurance company Predica, the P&C insurance company Pacifica, the Loan Insurance Division and the International Insurance Division.

Key figures (France and international, life insurance, P&C and loan insurance) (at 31 December 2006)

- €25.9 billion in premiums
- €168.5 billion in underwriting reserves
- 24.1 million policies
- €834 million in net income Group share
- 2,090 employees

ABN·AMRO

SOFINCO
Pour piloter votre budget

Press Release

Amsterdam / Paris, July 31 2007

SOFINCO AQUIRES INTERBANK AND DMC GROEP from ABN AMRO

SOFINCO entered into an agreement with ABN AMRO to acquire the total capital of INTERBANK N.V. and DMC Groep N.V. companies. INTERBANK N.V. is the largest specialised credit provider in the Netherlands. INTERBANK N.V products are distributed through a brokers network. At year end 2006, it achieved euro 2 billion outstanding. DMC Groep N.V. is the third largest broker specialised in consumer credit with a "intermediated" portfolio of euro 217 million at year end 2006.

Already operating in the Netherlands with RIBANK N.V., a fully-owned subsidiary, SOFINCO is accelerating its development on the Dutch market, becoming the first local specialised company in consumer credit, with a market share growing from 3% to 14%. The transaction will offer SOFINCO the opportunity to strengthen its expertise in distributing consumer credit through a brokers' network, and to improve its performance thanks to potential synergies between both branches, with the contribution of SOFINCO's specific know how. SOFINCO is willing to pursue and to develop INTERBANK's strategy in relation to independent brokers. The acquisition is now to be reviewed by Dutch National Bank and should be effective before yearend.

ABN AMRO decision to divest InterBank and DMC is in line with its previously stated objectives to focus on activities core to its strategy. At the end of 2006 the bank determined that both InterBank and DMC were non core businesses and that it would explore the possibility of divesting the intermediary consumer finance business of InterBank and DMC.

.-.-.

SOFINCO is one of the Crédit Agricole group's consumer credit subsidiaries, part of the Specialised Financial Services pole (SFS). At year end 2006, almost 60% of SOFINCO managed outstanding came from its international activities. Its development policy is based on three strategic lines:
- organic growth: outstanding managed by the existing subsidiaries increased in 2006 by almost 25% compared to 2005,
- strengthening and development of partnerships,
- expansion on new markets or new acquisitions like INTERBANK.

Crédit Agricole S.A.'s Specialised Financial Services (SFS) is one of European leaders in consumer credit. It achieved €55,1 Billion managed outstanding March 31, 2007.
SFS operates in 19 countries: Germany, Saudi Arabia, Austria, Belgium, Denmark, France, Italy, Greece, Hungary, Morocco, Norway, the Netherlands, Poland, Portugal, the Czech Republic, the United Kingdom, Spain, Sweden and Switzerland.

Netherlands-based **ABN AMRO** is a leading international bank with total assets of EUR 1,054.60 billion (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide.

CRÉDIT AGRICOLE IMMOBILIER

CRÉDIT AGRICOLE S.A.

RSB SUD BRETAGNE PROMOTION IMMOBILIÈRE

Press release

Crédit Agricole Immobilier buys property developer RSB

Issy-les-Moulineaux, 1 August 2007 — Via its property development subsidiary UNIMO, Crédit Agricole Immobilier has acquired from the founding family 100% of RSB ("Région Sud Bretagne"), a property developer specialising in the Brittany region.

CEO of Crédit Agricole Immobilier, Olivier Wigniolle expressed his satisfaction with this latest deal: "we are happy with this acquisition as it is the follow on from the Monné-Decroix deal announced last week. It is another step in Crédit Agricole Immobilier's strategy of strengthening its presence in France's provinces and in the Ile-de-France region".

Armed with both a good image and a strong local presence, RSB plans to develop over 1,000 housing programmes and more than 500 lots over the coming years. This is expected to generate revenues of around 150 million euros in the next few years.

"This deal should enable us to expand Crédit Agricole Immobilier's property development capacity to around 5,000 housing programmes in the medium term in the apartment development sector and at the same time extend our geographical coverage," states Bernard Michel, chairman of Crédit Agricole Immobilier and head of property, purchasing and logistics at Crédit Agricole S.A. group.

Crédit Agricole Regional Banks in the Brittany region will generate synergies between RSB and their property holding company Avenir Bretagne-Habitat, primarily by contributing to the marketing of lots that RSB develops.

This partnership between Crédit Agricole Immobilier and the Regional Banks in Brittany illustrates Crédit Agricole Group's ambitions in the property sector.

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